                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)



              AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                             (Name of Issuer)

                        Common Stock, $1 par value
                      (Title of Class of Securities)

                                 03070M100
                              (CUSIP Number)

                                                 Copies of
                                             Communications to:

         Paul C. Drueke                       Gordon R. Lewis
          P.O. Box 364                   Warner Norcross & Judd LLP
     Caledonia, Michigan 49316             900 Old Kent Building
         (616) 224-1553                     111 Lyon Street, N.W.
                                          Grand Rapids, Michigan 49503
                                                (616) 752-2000
 (Name, Address and Telephone Number
   of Person Authorized to Receive
     Notices and Communications)

                            September 24, 1997
          (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

     Concerned Shareholders for Better Management of Ameriwood
-----------------------------------------------------------------------------
2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____
-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF, OO, WC
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
                                                  and Michigan
-----------------------------------------------------------------------------
     Number of           (7)  Sole Voting Power                           0
     Shares Beneficially
                         ----------------------------------------------------
     Owned by
     Each                (8)  Shared Voting Power                   348,213
                         ----------------------------------------------------
     Reporting
     Person With
                         (9)  Sole Dispositive Power                      0
                         ----------------------------------------------------
                         (10) Shared Dispositive Power              348,213
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   348,213
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares _____
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                 8.2%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                            00
-----------------------------------------------------------------------------

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                              Paul C. Drueke
-----------------------------------------------------------------------------

2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____
-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of                (7)  Sole Voting Power                  4,600
     Shares Beneficially
                              -----------------------------------------------
     Owned by
     Each                     (8)  Shared Voting Power               40,000
                              -----------------------------------------------
     Reporting
     Person With
                              (9)  Sole Dispositive Power             4,600
                              -----------------------------------------------
                              (10) Shared Dispositive Power          40,000
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person    44,600
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                 1.0%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                           IN
-----------------------------------------------------------------------------
                                      -3-

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                             Gary Kaiser
-----------------------------------------------------------------------------

2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____
-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of                (7)  Sole Voting Power                  28,000
     Shares Beneficially
                              -----------------------------------------------
     Owned by
     Each                     (8)  Shared Voting Power                 1,000
                              -----------------------------------------------
     Reporting
     Person With
                              (9)  Sole Dispositive Power             28,000
                              -----------------------------------------------
                              (10) Shared Dispositive Power            1,000
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     29,000
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                 0.7%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                           IN
-----------------------------------------------------------------------------

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                             David S. Lundeen
-----------------------------------------------------------------------------

2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____
-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of                (7)  Sole Voting Power                  25,300
     Shares Beneficially
                              -----------------------------------------------
     Owned by
     Each                     (8)  Shared Voting Power                     0
                              -----------------------------------------------
     Reporting
     Person With
                              (9)  Sole Dispositive Power             25,300
                              -----------------------------------------------
                              (10) Shared Dispositive Power                0
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     25,300
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                 0.6%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                           IN
-----------------------------------------------------------------------------

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                             Philip D. Miller
-----------------------------------------------------------------------------

2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____
-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of                (7)  Sole Voting Power                  59,000
     Shares Beneficially
                              -----------------------------------------------
     Owned by
     Each                     (8)  Shared Voting Power                     0
                              -----------------------------------------------
     Reporting
     Person With
                              (9)  Sole Dispositive Power             59,000
                              -----------------------------------------------
                              (10) Shared Dispositive Power                0
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     59,000
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                 1.4%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                           IN
-----------------------------------------------------------------------------

CUSIP No. 03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                               Jacob C. Mol
-----------------------------------------------------------------------------

2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____
-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF, OO
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------
     Number of                (7)  Sole Voting Power                157,113
     Shares Beneficially
                              -----------------------------------------------
     Owned by
     Each                     (8)  Shared Voting Power                    0
                              -----------------------------------------------
     Reporting
     Person With
                              (9)  Sole Dispositive Power           157,113
                              -----------------------------------------------
                              (10) Shared Dispositive Power               0
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   157,113
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                 3.7%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                       IN
-----------------------------------------------------------------------------
                                      -7-

CUSIP No. 03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

              NorDruk Investment Company Limited Partnership
-----------------------------------------------------------------------------

2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____
-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: WC, OO
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         Michigan
-----------------------------------------------------------------------------
     Number of                (7)  Sole Voting Power                40,000
     Shares Beneficially
                              -----------------------------------------------
     Owned by
     Each                     (8)  Shared Voting Power                   0
                              -----------------------------------------------
     Reporting
     Person With
                              (9)  Sole Dispositive Power           40,000
                              -----------------------------------------------
                              (10) Shared Dispositive Power              0
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   40,000
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                 0.9%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                         PN
-----------------------------------------------------------------------------

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                           John F. Northway, Sr.
-----------------------------------------------------------------------------

2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____
-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------
     Number of                (7)  Sole Voting Power                    900
     Shares Beneficially
                              -----------------------------------------------
     Owned by
     Each                     (8)  Shared Voting Power               40,000
                              -----------------------------------------------
     Reporting
     Person With
                              (9)  Sole Dispositive Power               900
                              -----------------------------------------------
                              (10) Shared Dispositive Power          40,000
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     40,900
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                 1.0%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                         IN
-----------------------------------------------------------------------------

CUSIP No.  03070M100

1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person (optional)

                          Peter Douglas Wierenga
-----------------------------------------------------------------------------

2)   Check the Appropriate Row if a Member of a Group
     (a) __X__
     (b) _____
-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds: PF
-----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____
-----------------------------------------------------------------------------

6)   Citizenship or Place of Organization         United States of America
-----------------------------------------------------------------------------

     Number of                (7)  Sole Voting Power                  31,100
     Shares Beneficially
                              -----------------------------------------------
     Owned by
     Each                     (8)  Shared Voting Power                 1,200
                              -----------------------------------------------
     Reporting
     Person With
                              (9)  Sole Dispositive Power             31,100
                              -----------------------------------------------
                              (10) Shared Dispositive Power            1,200
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     32,300
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares __X__
-----------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                 0.6%
-----------------------------------------------------------------------------

14)  Type of Reporting Person                                         IN
-----------------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D is filed for the purpose of generally updating information previously filed.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D is filed jointly by Paul C. Drueke, Gary Kaiser, David S. Lundeen, Philip D. Miller, Jacob C. Mol, NorDruk Investment Company Limited Partnership ("NorDruk"), John F. Northway, Sr. and Peter D. Wierenga, (together, the "Group"). It relates to the Common Stock, $1 par value (the "Common Stock"), of Ameriwood Industries International Corporation ("Ameriwood"). The address of the principal executive office of Ameriwood is 171 Monroe Ave., N.W., Suite 600, Grand Rapids, MI 49503.

     The Group (with the exception of Mr. Miller, who joined the Group on September 24, 1997) filed a Schedule 13D with the Commission on July 3, 1997. This Amendment No. 1 to Schedule 13D amends and restates the previously filed Schedule 13D to reflect the fact that Mr. Miller has joined the Group and that the Group has become identified as "Concerned Shareholders for Better Management of Ameriwood" (the "Committee").

ITEM 2.  IDENTITY AND BACKGROUND.

     MR. DRUEKE. Mr. Drueke is employed as a securities broker by Stifel, Nicolaus & Co., Inc., a securities brokerage firm whose principal business address is 500 N. Broadway, St. Louis, Missouri 63102. Mr. Drueke's business address is P.O. Box 364, Caledonia, Michigan 49316.

     MR. KAISER. Mr. Kaiser is a self-employed lumber broker whose principal business address is 2364 E. Parker Dr., Wayland, Michigan 49348.

     MR. LUNDEEN. Mr. Lundeen is a private investor whose principal business address is 8309 Club Ridge Drive, Austin, Texas 78735.

     MR. MILLER. Mr. Miller is the Executive Vice President of Howard Miller Clock Co., whose principal business address is 860 E. Main Street, Zeeland, Michigan 49464.

     MR. MOL. Mr. Mol is a self-employed entrepreneur and businessman whose residence address is 3075 Baldwin, Hudsonville, Michigan 49426.

     NORDRUK. NorDruk is a Michigan limited partnership whose principal business and principal office address is P.O. Box 364, Caledonia, Michigan 49316. The principal business of NorDruk is that of investing in securities issued by publicly traded companies. The general partners of NorDruk are Paul C. Drueke and John F. Northway, Sr.

     MR. NORTHWAY. Mr. Northway is a self-employed business consultant whose business address is Matthews Bldg., 312 West Main St., Suite 3W, Owosso, Michigan 48867.

     MR. WIERENGA. Mr. Wierenga is an owner and operator of a hardware and plumbing business, Godwin Hardware and Plumbing Inc., whose principal business address is 3703 S. Division, Grand Rapids, Michigan, 49508.

     During the past five years, none of persons filing this Amendment No. 1 to Schedule 13D has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws. Mr. Mol, Mr. Wierenga, Mr. Kaiser, Mr. Lundeen, Mr. Northway, Mr. Drueke and Mr. Miller are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     MR. DRUEKE. The amount of funds expended to date by Mr. Drueke to acquire his shares as reported herein is $38,089.95. Such funds were provided from Mr. Drueke's personal funds.

     MR. KAISER. The amount of funds expended to date by Mr. Kaiser to acquire his shares as reported herein is $142,481.47. Such funds were provided from Mr. Kaiser's personal funds.

     MR. LUNDEEN. The amount of funds expended to date by Mr. Lundeen to acquire his shares as reported herein is $164,130.50. Such funds were provided from Mr. Lundeen's personal funds.

     MR. MILLER. The amount of funds expended to date by Mr. Miller to acquire his shares as reported herein is approximately $825,000. Such funds were provided from Mr. Miller's personal funds.

     MR. MOL. The amount of funds expended to date by Mr. Mol to acquire his shares as reported herein is $1,007,170.78. Such funds were provided in part from Mr. Mol's personal funds and in part by loans from subsidiaries of Stifel, Nicolaus & Co., Inc. ("Stifel Nicolaus"). Mr. Mol has a margin account with subsidiaries of Stifel Nicolaus and has used the proceeds from loans made to him by Stifel Nicolaus to purchase a portion of the shares of Common Stock of Ameriwood that he presently owns. All of the marginable securities owned by Mr. Mol and held in its brokerage account at Stifel Nicolaus are pledged as collateral for the repayment of margin loans made to Mr. Mol by Stifel Nicolaus. A copy of Mr. Mol's margin account agreement with Stifel Nicolaus was attached as Exhibit 3 to the Schedule 13D filed on July 3, 1997 filed by the parties (with the exception of Mr. Miller) and is incorporated herein by reference.

     NORDRUK.   The amount of funds expended to date by NorDruk to acquire its shares as reported herein is $234,922. Such funds were provided from NorDruk's available capital and in part by loans from subsidiaries of Stifel Nicolaus. NorDruk has a margin account with subsidiaries of Stifel Nicolaus and has used the proceeds from loans made to it by Stifel Nicolaus to purchase a portion of the shares of Common Stock of Ameriwood that it presently owns. All of the marginable securities owned by NorDruk and held in its brokerage account at Stifel Nicolaus are pledged as collateral for the repayment of margin loans made to NorDruk by Stifel Nicolaus. A copy of NorDruk's margin account agreement with Stifel Nicolaus was attached as
Exhibit 3 to the Schedule 13D filed on July 3, 1997 filed by the parties (with the exception of Mr. Miller) and is incorporated herein by reference.

     MR. NORTHWAY. The amount of funds expended to date by Mr. Northway to acquire his shares as reported herein is $6,300. Such funds were provided from Mr. Northway's personal funds.

     MR. WIERENGA. The amount of funds expended to date by Mr. Wierenga to acquire his shares as reported herein is $152,659. Such funds were provided from Mr. Wierenga's personal funds.


ITEM 4.  PURPOSE OF TRANSACTION.

         The members of the Committee are long term investors who believe that Ameriwood has failed to realize its potential value to shareholders and that Ameriwood's board of directors has failed to take appropriate action to enhance shareholder value. The members have now formed the Committee to assert shareholder rights. The purpose of the Committee is to communicate with Ameriwood's management concerning enhancement of shareholder value.

     In furtherance of its goal of enhancing shareholder value, the Committee may advocate proposals which relate to or would result in any or all of the following:

     1.   Removal or resignation of the chairman of the board.

     2. Retention of senior management with demonstrated expertise in manufacturing durable consumer goods.

     3. Election or appointment of new directors with personal expertise in manufacturing and marketing.

     4. Election or appointment of a non-management employee director to represent the interests of participants in Ameriwood's employee stock ownership plan.

     5.   Closing the company's Grand Rapids executive offices.

     6. Termination of the company's poison pill ("shareholder rights plan").

     7.   Sale or merger of the company.

     8.   Other plans or proposals not yet identified.

     These purposes have been communicated to Ameriwood's board of directors and the public by means of the letter and press release filed as exhibits to this Schedule 13D.

         The Committee intends to continue to evaluate Ameriwood and its business prospects and intends to communicate with management of Ameriwood, other shareholders, or other persons to further its objectives. Any member of the Committee may make further purchases of shares of Common Stock or may dispose of any or all of his or its shares of Common Stock at any time. At present, and except as disclosed herein, the Committee has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Committee intends to continue to explore the options available to it. The Committee may, at any time or from time to time, review or reconsider its position with respect to Ameriwood and formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) BENEFICIAL OWNERSHIP. The members of the Committee, in the aggregate, are the beneficial owners of 348,213 shares of Ameriwood Common Stock, or approximately 8.2% of its outstanding shares. All percentages reported in this Schedule 13D are based on the number of shares reported as being outstanding on the company's Form 10-Q quarterly report for the quarter ended June 30, 1997. Each member of the Committee disclaims beneficial ownership of shares beneficially owned by each other member of the Committee (except that Mr. Drueke and Mr. Northway acknowledge shared beneficial ownership of shares held by NorDruk).

     MR. DRUEKE. By virtue of his separate ownership and control of NorDruk as a General Partner, Mr. Drueke, is deemed to beneficially own 44,600 shares of the Common Stock of Ameriwood, constituting approximately 1.047% of the issued and outstanding shares of Common Stock.

     MR. KAISER. Mr. Kaiser is deemed to beneficially own 29,000 shares of the Common Stock of Ameriwood, constituting approximately 0.681% of the issued and outstanding shares of Common Stock.

     MR. LUNDEEN. Mr. Lundeen is deemed to beneficially own 25,300 shares of the Common Stock of Ameriwood, constituting approximately 0.594% of the issued and outstanding shares of Common Stock.

     MR. MILLER. Mr. Miller is deemed to beneficially own 59,000 shares of the Common Stock of Ameriwood, constituting approximately 1.385% of the issued and outstanding shares of Common Stock.

     MR. MOL. Mr. Mol is deemed to beneficially own 157,113 shares of the Common Stock of Ameriwood, constituting approximately 3.688% of the issued and outstanding shares of Common Stock.

     NORDRUK. NorDruk beneficially owns 40,000 shares of Common Stock of Ameriwood, constituting approximately 0.939% of the issued and outstanding shares of Common Stock. NorDruk's shares are also included in shares reported as beneficially owned by Mr. Drueke and Mr. Northway.

         MR. NORTHWAY. By virtue of his separate ownership and control of NorDruk as a General Partner, Mr. Northway is deemed to beneficially own 40,900 shares of the Common Stock of Ameriwood, constituting approximately 0.960% of the issued and outstanding shares of Common Stock.

     MR. WIERENGA. Mr. Wierenga is deemed to beneficially own 32,300 shares of the Common Stock of Ameriwood, constituting approximately 0.758% of the issued and outstanding shares of Common Stock.

         (b) VOTING AND DISPOSITIVE POWER. The members of the Committee, in the aggregate, are have voting and dispositive power over 348,213 shares of Ameriwood Common Stock, or approximately 8.2% of the number of shares reported as being outstanding on the company's most recent Form 10-Q quarterly report. Each member of the Committee disclaims voting and dispositive power over shares beneficially owned by each other member of the Committee, except that Mr. Drueke and Mr. Northway acknowledge shared voting and dispositive power over shares held by NorDruk.

     MR. DRUEKE.   Mr. Drueke has sole voting and investment power over
4,600 shares of the Common Stock of Ameriwood and shares voting and investment power with Mr. Northway over NorDruk's 40,000 shares.

     MR. KAISER. Mr. Kaiser has sole voting and dispositive power over 28,000 shares of the Common Stock of Ameriwood and shares voting and dispositive power over 1,000 shares of the Common Stock of Ameriwood with Evelyn M. Kaiser.

     MR. LUNDEEN. Mr. Lundeen has sole voting and dispositive power over, and is deemed to beneficially own, 25,300 shares of the Common Stock of Ameriwood.

     MR. MILLER.    Mr. Miller has sole voting and dispositive power over
59,000 shares of the Common Stock of Ameriwood.

     MR. MOL. Mr. Mol has sole voting and dispositive power over 157,113 shares of the Common Stock of Ameriwood.

     NORDRUK. With respect to the shares described in (a) above, all decisions regarding voting and disposition of NorDruk's 40,000 shares are made jointly by the General Partners of NorDruk, Mr. Drueke and Mr. Northway.

     MR. NORTHWAY. Mr. Northway has sole voting and investment power over 900 shares of the Common Stock of Ameriwood and shares voting and investment power with Mr. Drueke over NorDruk's 40,000 shares.

     MR. WIERENGA. Mr. Wierenga has sole voting and dispositive power over 31,100 shares of the Common Stock of Ameriwood and shares voting and dispositive power over 1,200 shares of the Common Stock of Ameriwood with Irene Wierenga.

         (c) RECENT TRANSACTIONS. None of the members of the Committee have made any transactions in Ameriwood Common Stock since filing of their
Schedule 13D on July 3, 1997 or in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT        DESCRIPTION

     1         Joint Filing Agreement*
     2         Customer's Agreement, dated March 9, 1989, between NorDruk
               Investment Company Limited Partnership and Stifel, Nicolaus
               & Co.,  Inc.*
     3         Customer's Agreement, dated June 16, 1995, between Jacob C.
               Mol and Stifel, Nicolaus & Co., Inc.*
     4         Administrative Agreement dated September 19, 1997 signed by
               Paul C. Drueke and Gary Kaiser
     5         Administrative Agreement dated September 22, 1997 signed by
               Paul C. Drueke and David S. Lundeen
     6         Administrative Agreement dated September 24, 1997 signed by
               Paul C. Drueke and Philip D. Miller
     7         Administrative Agreement dated September 19, 1997 signed by
               Paul C. Drueke and Jacob Mol
     8         Administrative Agreement dated September 23, 1997 signed by
               Paul C. Drueke and NorDruk Investment Company Limited
               Partnership
     9         Administrative Agreement dated September 23, 1997 signed by
               Paul C. Drueke and John F. Northway, Sr.
     10        Administrative Agreement dated September 22, 1997 signed by
               Paul C. Drueke and Peter D. Wierenga
     11        Letter dated September 25, 1997, to board of directors

     12        Press release dated September 26, 1997
     13        Power of Attorney of Paul C. Drueke dated September 23, 1997
     14        Power of Attorney of Gary Kaiser dated September 19, 1997
     15        Power of Attorney of David S. Lundeen dated September 22, 1997
     16        Power of Attorney of Philip D. Miller dated September 24, 1997
     17        Power of Attorney of Jacob Mol dated September 25, 1997
     18        Power of Attorney of NorDruk Investment Company Limited
               Partnership dated September 23, 1997
     19        Power of Attorney of John F. Northway, Sr. dated September 23,
               1997
     20        Power of Attorney of Peter D. Wierenga dated September 22, 1997


*Incorporated by reference to the Group's Schedule 13D filed on July 3, 1997.

                                SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 29, 1997              /S/PAUL C. DRUEKE
                                        Paul C. Drueke


                                       /S/GARY KAISER*
                                       Gary Kaiser


                                       /S/DAVID S. LUNDEEN*
                                       David S. Lundeen


                                       /S/PHILIP D. MILLER*
                                       Philip D. Miller


                                       /S/JACOB C. MOL*
                                       Jacob C. Mol



                                       NORDRUK INVESTMENT COMPANY
                                       LIMITED PARTNERSHIP

                                       /S/PAUL C. DRUEKE
                                       Paul C. Drueke, General Partner


                                       /S/JOHN F. NORTHWAY, SR.*
                                       John F. Northway, Sr., General Partner



                                       /S/JOHN F. NORTHWAY, SR.*
                                       John F. Northway, Sr.


                                       /S/PETER DOUGLAS WIERENGA*
                                       Peter Douglas Wierenga
*By /S/PAUL C. DRUEKE
    Paul C. Drueke
    Attorney-in-Fact

                               EXHIBIT INDEX

     EXHIBIT        DESCRIPTION

     1         Joint Filing Agreement*
     2         Customer's Agreement, dated March 9, 1989, between NorDruk
               Investment Company Limited Partnership and Stifel, Nicolaus
               & Co.,  Inc.*
     3         Customer's Agreement, dated June 16, 1995, between Jacob C.
               Mol and Stifel, Nicolaus & Co., Inc.*
     4         Administrative Agreement dated September 19, 1997 signed by
               Paul C. Drueke and Gary Kaiser
     5         Administrative Agreement dated September 22, 1997 signed by
               Paul C. Drueke and David S. Lundeen
     6         Administrative Agreement dated September 24, 1997 signed by
               Paul C. Drueke and Philip D. Miller
     7         Administrative Agreement dated September 19, 1997 signed by
               Paul C. Drueke and Jacob Mol
     8         Administrative Agreement dated September 23, 1997 signed by
               Paul C. Drueke and NorDruk Investment Company Limited
               Partnership
     9         Administrative Agreement dated September 23, 1997 signed by
               Paul C. Drueke and John F. Northway, Sr.
     10        Administrative Agreement dated September 22, 1997 signed by
               Paul C. Drueke and Peter D. Wierenga
     11        Letter dated September 25, 1997, to board of directors
     12        Press release dated September 26, 1997
     13        Power of Attorney of Paul C. Drueke dated September 23, 1997
     14        Power of Attorney of Gary Kaiser dated September 19, 1997
     15        Power of Attorney of David S. Lundeen dated September 22, 1997
     16        Power of Attorney of Philip D. Miller dated September 24, 1997
     17        Power of Attorney of Jacob Mol dated September 25, 1997
     18        Power of Attorney of NorDruk Investment Company Limited
               Partnership dated September 23, 1997
     19        Power of Attorney of John F. Northway, Sr. dated September 23,
               1997
     20        Power of Attorney of Peter D. Wierenga dated September 22, 1997


*Incorporated by reference to the Group's Schedule 13D filed on July 3, 1997.